Exhibit 21

SUBSIDIARIES OF MEIRAGTX HOLDINGS PLC

Legal Name of Subsidiary	Jurisdiction of Organization
BRI-Alzan, Inc.	Delaware
MeiraGTx B.V.	Netherlands
Arthrogen B.V.	Netherlands
MeiraGTx Limited	England and Wales
MeiraGTx, LLC	Delaware
MeiraGTx UK Limited	England and Wales
MeiraGTx UK II Limited	England and Wales
MeiraGTx Neurosciences, Inc.	Delaware